UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 23, 2017.

Proposal of the Management

of CPFL Energia S.A.

INDEX To approve the proposal of change of Company’s head office, the amendment of Article 3 and consolidation of Company’s Bylaws. Clarifications

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

Dear Sirs,

The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to its shareholders analysis the Management Proposal (“Proposal”) on the matters to be resolved at the Extraordinary Meeting (“GM” or “General Meeting”) to be held on September 29, 2017, as follows:

  To approve the proposal of change of Company’s head office, the amendment of Article 3 and consolidation of Company’s Bylaws.

The Board of Directors recommends to the Company’ Shareholders that they carefully examine in order to decide on approval of the proposal of change of the Company’s head office from: Rua Gomes de Carvalho, nº. 1510, 14º andar, conj. 142, Vila Olímpia - CEP 04547-005, na City of São Paulo, State of São Paulo, to: Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, City of Campinas, State of São Paulo, with the maintenance of the newspapers of publication of the announcements described in the Brazilian Corporation Law, which are Diário Oficial do Estado de São Paulo and Valor Econômico.

As a result of the change of the Company’s head office, Article 3 of the Bylaws should be amended to reflect the new address of the Company's head office.

In compliance with article 11 of CVM Instruction 481, Annex I of this Proposal contains a comparative table, including the current wording, proposed wording and justification of the amendment. In addition, for the easy reference and better visualization and contextualization of the proposed amendments, Annex I also contains the marked and clean versions of the Bylaws consolidating all the proposed changes. This attachment is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the US Securities and Exchange Commission (SEC) (www.sec.gov).

II. Clarifications

All documents related to the proposals for resolution of the General Meeting are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (Www.bmfbovespa.com.br) and the SEC (www.sec.gov).

In addition to the information contained in this Proposal and the Exhibits hereto, the shareholders of CPFL Energia may resolve any doubts by means of a direct contact with the Board of Relationship with Investors, via e-mail (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which are already at your disposal to promptly serve you when required.

Yours faithfully,

Yuhai Hu

Chairman of the Board of Directors

ANNEX I

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM	CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM

Article 3 - The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Wording adjusted, since CPFL decided to change the company’s headquarters.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

BY-LAWS OF CPFL ENERGIA S.A.

(consolidated at the Extraordinary General Meeting held on 04/28/2017)

CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM
Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.
CHAPTER II CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75), divided into one billion, seventeen million, nine hundred fourteen thousand and seven hundred forty-six (1,017,914,746) common registered shares, with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following:

(i) issue of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law 6,404/76, and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting.

The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days.

At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporations Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The subscribed shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - The Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “i” of Article 17 herein.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 7 - The Company may not issue preferred shares or founders’ shares.
CHAPTER III THE SHAREHOLDERS MEETING

Article 8 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the Board of Directors;

e) elect the effective and alternate members of the Audit Committee; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Audit Committee.

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of BM&FBOVESPA;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VIII and IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

e) amend the Bylaws.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

CHAPTER IV MANAGEMENT BODIES
SECTION I General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Sole Paragraph - The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Regulation, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SECTION II The Board of Directors

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) if the Board of Directors is composed of five (5) members, then there should be one (1) Independent Director;

(b) if the Board of Directors is composed of six (6) to ten (10) members, then there should be two (2) Independent Directors; and

(c) if the Board of Directors is composed of more than ten (10) members, then the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount above forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00) by the Company and its direct and indirect subsidiaries;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) by the Company and its direct and indirect subsidiaries;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than eleven million, nine hundred and thirteen thousand reais (R$11,913,000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00) by the Company and its direct and indirect subsidiaries, even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by BM&FBOVESPA;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of eight (8) members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development and Planning Executive Vice President, one as Financial Executive Vice President, who shall also perform the duties of Investors Relations Officer and one as Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents; (iv) recommend to the Board of Directors the areas of each Executive Vice President;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company; and

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;

(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

c) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

d) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation, commercialization and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

e) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

f) Of the Business Development and Planning Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation, commercialization and services, and other related or complementary activities; as well as direct and lead the strategic, energy and innovation management planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

g) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets; and

h) Of the Business Management Executive Vice President, to direct and lead the information technology, quality, supplies, infrastructure and logistics management processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) and the disposalor lien of any fixed asset in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, nine hundred and thirteen thousand reais (R$11,913,000.00);

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by BM&FBOVESPA;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V THE AUDIT COMMITTEE

Article 26- The Audit Committee shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - At least 1 (one) of the members of the Audit Committee shall be considered as independent member.

Paragraph 2 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 3 - The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 4 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 5 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER VI THE FISCAL YEAR

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) accrual of the Reserve for Adjustment of the Concession Financial Assets, monthly or in other periodicity defined by the Company, with the profit or loss related to changes in expected cash flows of the Concession Financial Assets of the subsidiaries, recognized by the Company through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for the establishment of this reserve will be limited to the balance of the Retained Earnings or Accumulated Losses account, after the possible accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(c.i) the realization of the Reserve for Adjustment of the Concession Financial Assets will occur at the end of the subsidiaries concession period, upon payment of the indemnification by the government, as well as by the write-off of the Concession Financial Asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”;

(c.ii) the balance of the Reserve for Adjustment of the Concession Financial Assets cannot exceed the balance of the Concession Financial Asset recorded in the Company’s consolidated Financial Statements;

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER VII TRANSFER OF CONTROL

Article 34 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Novo Mercado Regulation, in order to ensure all shareholders an equal treatment as that of the selling controlling shareholder.

Sole Paragraph – The tender offer which this Article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the transfer of the Company’s control, or (ii) in the event of sale of the control of the company that holds the control of the Company, in which case the selling controlling shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Article 35 – Any person acquiring control as a result of a private transaction entered into by a controlling shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.

Article 36 - The Company shall not register any share transfers to the acquirer or to those who might subsequently hold the control, until the Acquirer has signed the Statement of Consent of controlling shareholders of the Novo Mercado Regulation.

Article 37 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the control at the head office of the Company, whilst its signatories have not signed Statement of Consent of controlling shareholders of the Novo Mercado Regulation.

CHAPTER VIII DELISTING OF THE COMPANY

Article 38 - In the tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the economic value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the controlling shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the economic value of the Company is of exclusive competence of the Shareholders’ Meeting, as provided for under item “c” of the sole Paragraph of Article 10, as of the presentation, by the Board of Directors, of the three-name list, pursuant to item “j” of Article 17, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the free float shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free float shares, or if installed on second call, might have the presence of any number of members representing the free float.

Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.

Article 39 – In the event the appraisal report referred to in Article 38 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 38 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this Article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

CHAPTER IX WITHDRAW FROM THE NOVO MERCADO

Article 40 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the controlling shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the economic value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 38 herein, in accordance with the applicable legal and regulatory rules.

Article 41 - In the absent of a clear controlling shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in

Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the Article above.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Article 42 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Regulation, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in an appraisal report according to Article 38 of these Bylaws, pursuant to the applicable legal and regulatory rules.

Paragraph 1 - The controlling shareholder shall implement the tender offer set forth in the caption of this Article.

Paragraph 2 - In the event there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective noncompliance, shall implement the tender offer set forth herein.

Paragraph 3 - In the event of there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the noncompliance with the obligations of the Novo Mercado Regulation or as the case may be decide on the withdraw of the Company from Novo Mercado.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in the paragraph above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

CHAPTER X ARBITRATION

Article 43 – The Company, the shareholders, the managers and the members of the Fiscal Counsel undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,404/76, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement.

CHAPTER XI DISSOLUTION AND WINDING UP
Article 44 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.
CHAPTER XII GENERAL PROVISIONS

Article 45 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

Article 46 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Article 47 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1, 2017, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

BY-LAWS OF CPFL ENERGIA S.A.

(consolidated at the Extraordinary General Meeting held on 04/28/2017)

CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM
Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company has its head office and jurisdiction in the city of ~~São Paulo~~Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140~~Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005~~, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.
CHAPTER II CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75), divided into one billion, seventeen million, nine hundred fourteen thousand and seven hundred forty-six (1,017,914,746) common registered shares, with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following:

(i) issue of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law 6,404/76, and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting.

The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days.

At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporations Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The subscribed shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - The Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “i” of Article 17 herein.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 7 - The Company may not issue preferred shares or founders’ shares.
CHAPTER III THE SHAREHOLDERS MEETING

Article 8 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the Board of Directors;

e) elect the effective and alternate members of the Audit Committee; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Audit Committee.

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of BM&FBOVESPA;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VIII and IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

e) amend the Bylaws.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

CHAPTER IV MANAGEMENT BODIES
SECTION I General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Sole Paragraph - The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Regulation, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SECTION II The Board of Directors

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) if the Board of Directors is composed of five (5) members, then there should be one (1) Independent Director;

(b) if the Board of Directors is composed of six (6) to ten (10) members, then there should be two (2) Independent Directors; and

(c) if the Board of Directors is composed of more than ten (10) members, then the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount above forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00) by the Company and its direct and indirect subsidiaries;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) by the Company and its direct and indirect subsidiaries;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than eleven million, nine hundred and thirteen thousand reais (R$11,913,000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00) by the Company and its direct and indirect subsidiaries, even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by BM&FBOVESPA;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of eight (8) members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development and Planning Executive Vice President, one as Financial Executive Vice President, who shall also perform the duties of Investors Relations Officer and one as Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents; (iv) recommend to the Board of Directors the areas of each Executive Vice President;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company; and

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;

(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

c) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

d) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation, commercialization and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

e) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

f) Of the Business Development and Planning Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation, commercialization and services, and other related or complementary activities; as well as direct and lead the strategic, energy and innovation management planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

g) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets; and

h) Of the Business Management Executive Vice President, to direct and lead the information technology, quality, supplies, infrastructure and logistics management processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) and the disposalor lien of any fixed asset in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, nine hundred and thirteen thousand reais (R$11,913,000.00);

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by BM&FBOVESPA;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V THE AUDIT COMMITTEE

Article 26- The Audit Committee shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - At least 1 (one) of the members of the Audit Committee shall be considered as independent member.

Paragraph 2 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 3 - The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 4 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 5 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER VI THE FISCAL YEAR

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) accrual of the Reserve for Adjustment of the Concession Financial Assets, monthly or in other periodicity defined by the Company, with the profit or loss related to changes in expected cash flows of the Concession Financial Assets of the subsidiaries, recognized by the Company through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for the establishment of this reserve will be limited to the balance of the Retained Earnings or Accumulated Losses account, after the possible accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(c.i) the realization of the Reserve for Adjustment of the Concession Financial Assets will occur at the end of the subsidiaries concession period, upon payment of the indemnification by the government, as well as by the write-off of the Concession Financial Asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”;

(c.ii) the balance of the Reserve for Adjustment of the Concession Financial Assets cannot exceed the balance of the Concession Financial Asset recorded in the Company’s consolidated Financial Statements;

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER VII TRANSFER OF CONTROL

Article 34 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Novo Mercado Regulation, in order to ensure all shareholders an equal treatment as that of the selling controlling shareholder.

Sole Paragraph – The tender offer which this Article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the transfer of the Company’s control, or (ii) in the event of sale of the control of the company that holds the control of the Company, in which case the selling controlling shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Article 35 – Any person acquiring control as a result of a private transaction entered into by a controlling shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.

Article 36 - The Company shall not register any share transfers to the acquirer or to those who might subsequently hold the control, until the Acquirer has signed the Statement of Consent of controlling shareholders of the Novo Mercado Regulation.

Article 37 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the control at the head office of the Company, whilst its signatories have not signed Statement of Consent of controlling shareholders of the Novo Mercado Regulation.

CHAPTER VIII DELISTING OF THE COMPANY

Article 38 - In the tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the economic value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the controlling shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the economic value of the Company is of exclusive competence of the Shareholders’ Meeting, as provided for under item “c” of the sole Paragraph of Article 10, as of the presentation, by the Board of Directors, of the three-name list, pursuant to item “j” of Article 17, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the free float shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free float shares, or if installed on second call, might have the presence of any number of members representing the free float.

Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.

Article 39 – In the event the appraisal report referred to in Article 38 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 38 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this Article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

CHAPTER IX WITHDRAW FROM THE NOVO MERCADO

Article 40 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the controlling shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the economic value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 38 herein, in accordance with the applicable legal and regulatory rules.

Article 41 - In the absent of a clear controlling shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in

Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the Article above.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Article 42 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Regulation, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in an appraisal report according to Article 38 of these Bylaws, pursuant to the applicable legal and regulatory rules.

Paragraph 1 - The controlling shareholder shall implement the tender offer set forth in the caption of this Article.

Paragraph 2 - In the event there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective noncompliance, shall implement the tender offer set forth herein.

Paragraph 3 - In the event of there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the noncompliance with the obligations of the Novo Mercado Regulation or as the case may be decide on the withdraw of the Company from Novo Mercado.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in the paragraph above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

CHAPTER X ARBITRATION

Article 43 – The Company, the shareholders, the managers and the members of the Fiscal Counsel undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,404/76, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement.

CHAPTER XI DISSOLUTION AND WINDING UP
Article 44 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.
CHAPTER XII GENERAL PROVISIONS

Article 45 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

Article 46 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Article 47 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1, 2017, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.